

Mail Stop 3561

November 1, 2016

Stepan Feodosiadi
Chief Executive Officer
Battlers Corp.
No.1 Street
Sophora Court
1/27, Larnaka, Cyprus, 6021

> **Re:** **Battlers Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 20, 2016**
> **File No. 333-213393**

Dear Mr. Feodosiadi:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 27, 2016 letter.

General

1. Based on the information provided in your filing, it appears that you are a shell company as defined in Rule 405 under the Securities Act. We note that you have minimal assets, limited revenues to date and appear to have limited operations. Please disclose that you are a shell company and caution investors as to the highly illiquid nature of an investment in the company´s shares. Throughout the prospectus, discuss the restrictions imposed on such companies, including the unavailability of Rule 144 of the Securities Act of 1933 for resales of restricted securities. Alternatively, please provide us with detailed facts and analysis demonstrating that you are not a shell company.

September 30, 2016 Unaudited Interim Financial Statements

Note 3 – Summary of Significant Accounting Principles, page 49

Basis of Presentation

2. Please expand the disclosure to state whether the interim financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. Refer to Instruction 2 of Rule 8-03 of Regulation S-X.

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

3. We have reviewed your response to our prior comment 7 and are unable to see the clarification. As such, in the opening line of the first sentence of Exhibit 23.1, please clarify the disclosure as to whether the auditors' report is dated August 16, 2016 or August 30, 2016 with respect to your June 30, 2016 audited financial statements. We note the auditors' report on page 34 of the Registration Statement has a date of August 16, 2016. Please revise or advise.

Item 16. Exhibits, page 55

4. We note your response to our prior comment 6 and reissue in part. Please expand the disclosure in your management's discussion and analysis to discuss the material terms of the sales contracts.

You may contact Beverly Singleton at (202) 551-3328 or Andrew Mew, Senior Assistant Chief Accountant, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at (202) 551-3601 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Michael H. Hoffman
       Hoffman & Weigel, PLLC